Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended 31 March 2013	Year Ended 30 September
(Millions of dollars)		2012	2011	2010	2009	2008
Earnings:
Income from continuing operations (1)	$584.3	$1,025.2	$1,171.6	$967.0	$565.3	$1,022.0
Add (deduct):
Provision for income taxes	195.7	305.1	390.8	321.0	159.9	343.4
Fixed charges, excluding capitalized interest	83.4	146.7	139.4	146.3	147.8	186.7
Capitalized interest amortized during the period	4.8	9.5	9.0	8.7	7.7	6.6
Undistributed earnings of less-than-fifty percent-owned affiliates	(24.0)	(54.5)	(38.9)	(29.2)	(44.2)	(72.7)
Earnings, as adjusted	$844.2	$1,432.0	$1,671.9	$1,413.8	$836.5	$1,486.0
Fixed Charges:
Interest on indebtedness, including capital lease obligations	$71.7	$116.0	$113.6	$121.8	$125.1	$164.4
Capitalized interest	12.6	31.4	23.4	14.5	22.2	27.3
Amortization of debt discount premium and expense	.6	10.6	5.6	5.6	4.7	4.0
Portion of rents under operating leases representative of the interest factor	11.1	20.1	20.2	18.9	18.0	18.3
Fixed charges	$96.0	$178.1	$162.8	$160.8	$170.0	$214.0
Ratio of Earnings to Fixed Charges (2):	8.8	8.0	10.3	8.8	4.9	6.9

(1)

Income from continuing operations includes charges associated with business restructuring and cost reduction plans of $327.4 ($222.4 after-tax) and $298.2 ($200.3 after-tax) for fiscal years ending 30 September 2012 and 2009, respectively.

(2)

The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).